MainStay VP Series Fund, Inc.
51 Madison Avenue
New York, New York 10010

September 1 , 2009

VIA EDGAR

Filing Desk Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
Filing of and Request for Acceleration of the Effective Date of Proxy Statement/Prospectus on Form N-14 of MainStay VP Series Fund, Inc. (on behalf of the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio)

(SEC File No. 811-03833-01)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is Pre-Effective Amendment Number 2 of the registration statement on Form N-14 pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Act”), for MainStay VP Series Fund, Inc. (the “Registrant”).  This Form N-14 is being filed in connection with reorganizations in which the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio, each a series of the Registrant, will each acquire all of the assets of the MainStay VP Mid Cap Value Portfolio and the MainStay VP Mid Cap Growth Portfolio, each a series of the Registrant, respectively, in exchange for shares of the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio, respectively, and the assumption by the MainStay VP ICAP Select Equity Portfolio and the MainStay VP Mid Cap Core Portfolio, respectively, of the liabilities of the MainStay VP Mid Cap Value Portfolio and the MainStay VP Mid Cap Growth Portfolio, respectively.  Note that a delaying amendment is included on the facing page of the filing.

In addition, pursuant to Rule 461 under the Act, the Registrant and NYLIFE Distributors LLC (the “Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective today ( September 1 , 2009) or as soon thereafter as practicable.  The Registrant and Distributor are aware of their obligations under the Act.

Should you have any questions, please feel free to contact Erin G. Wagner of Dechert LLP at 202.261.3317, Thomas C. Humbert at 973.394.4505, Barry E. Simmons at 973.394.4436, or Thomas Lynch at 973.394.4432.

Sincerely,
/s/ Barry E. Simmons	/s/ Marguerite E. H. Morrison
Barry E. Simmons	Marguerite E. H. Morrison
Assistant Secretary of the Registrant	Secretary of the Distributor

cc:           Sander M. Bieber, Esq.
Patrick W.D. Turley, Esq.
Erin G. Wagner, Esq.